Organigram Confident No Risk to TSXV Listing

Company responds to TSX Venture Exchange Notice

MONCTON, New Brunswick, Oct. 18, 2017 -- Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is providing clarification to the Company’s stakeholders in response to the recent notices issued by the TSX Venture Exchange (“TSXV”) and the Canadian Securities Administrators.

Organigram is confident that the TSXV announcement will have no impact on our business or ongoing listing with the TSXV. Organigram has no investment or ownership in any US entity nor does it provide any products or services to US entities.

To confirm, the Company’s arrangement with TGS International LLC (“TGS”) -as initially disclosed September 1, 2016- does not involve the provision of products or services to TGS nor does Organigram possess any ownership interest in TGS. TGS is a vertically integrated seed-to-sale conglomerate generally regarded as having the best-in-class technological expertise in extract technology. Organigram’s exclusive arrangement with TGS focuses on leveraging TGS’s product development knowledge and provides exclusive Canadian access to industry-leading intellectual property, technology, engineering, product formulations and packaging ensuring that Organigram is well positioned for the anticipated rapid development of the edibles market in Canada.

For more information about Organigram, visit: www.organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition-specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top 10 Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For further information, please contact:

Giselle Doiron	Greg Engel
Director of Investor and Media Relations	Chief Executive Officer
(506) 801-8986	gengel@organigram.ca